
August 4, 2023

Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT III, LLC
11 Dupont Circle NW
9th Floor
Washington, D.C. 20036

> **Re: Fundrise Growth eREIT III, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 18, 2023**
> **File No. 024-12267**

Dear Benjamin S. Miller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to prior comment 1. Additionally, we note your $30 million investment in a non-controlling member interest in SW4 JV LP. We also note that it appears SW4 JV LP is controlled by American Landmark Apartments. Accordingly, it appears that American Landmark Apartments is also your sponsor. Please provide the disclosure referenced in Industry Guide 5. Please provide the prior performance narrative and prior performance tables for American Landmark Apartments required by Item 8. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

2.   We note that your $30 million investment in a non-controlling member interest in SW4 JV LP is 83.5% of total assets. Please provide a detailed legal analysis explaining why you believe you are not an "investment company" as defined in the Investment Company Act of 1940 (the "1940 Act"). Please tell us which exclusions from the 1940 Act you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that an exclusion is available to you. Your analysis should include all facts upon which your determination is based. Please note that we may have further comments after reviewing your response.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger